Filed by Biotech Acquisition Company

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Biotech Acquisition Company

Commission File No.: 001-39935

Date: November 9, 2021

On November 9, Ivan Jarry, who is the Chief Operating Officer of Biotech Acquisition Company, through his social media accounts, shared the following on his LinkedIn page (https://www.linkedin.com/posts/ivan-jarry-a1a09535_biotech-acquisition-company-and-blade-therapeutics-activity-6863919416472678401-Gh_T):

IMPORTANT LEGAL INFORMATION

The foregoing information and statements contained in this Rule 425 filing are qualified in their entirety by the disclaimers set forth on the Form 8-K filed by Biotech Acquisition Company with the SEC on November 8, 2021.